

September 15, 2008

Via Facsimile (214) 745-5390 and U.S. Mail

Christopher D. Williams, Esq.
Winstead PC
5400 Renaissance Tower
1201 Elm Street
Dallas, TX 75270

> **Re: Tandy Brands Accessories, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2008**
> **File No. 000-18927**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Cover page

1.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

General Information, page 1

2.   Please revise your disclosure in the response to "Who pays for this proxy solicitation?" to state that each of your directors and executive officers is a

participant in the solicitation, instead of stating that each person <u>may be deemed</u> a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Also apply this comment to similar "may be deemed" language appearing in pages A-1 and A-2.

3.   We note that proxies may be solicited "in person, by mail, by telephone, by email, by facsimile, by telegram *or other means* of communication" (emphasis added). Revise to describe all methods that you plan to employ in order to solicit proxies. We also remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via Internet chat rooms or postings on web sites.

Appendix A

4.   With respect to your disclosure in this section under the heading "Information Regarding Transactions in Our Company's Securities by Participants," please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers. Also apply this comment to the section titled "Miscellaneous Information Regarding Participants."

Proposal One, page 5

5.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note the last sentence on page 5 in which you highlight that your nominees "will better serve the interests of ALL of [your] stockholders" implying that the insurgent's nominees will not do so, thus not fulfilling their fiduciary duties.

Closing Comments

Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to a company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions